                                               FILED PURSUANT TO RULE 424(b)(5)
                                               REGISTRATION NO. 333-00601

PROSPECTUS SUPPLEMENT
(To Prospectus Dated February 7, 1996)

$300,000,000                                     [LOGO OF LYONDELL APPEARS HERE]

LYONDELL PETROCHEMICAL COMPANY

$150,000,000 6.50% NOTES DUE 2006
$150,000,000 7.55% DEBENTURES DUE 2026

The 6.50% Notes Due 2006 (the "Notes") will mature on February 15, 2006 and the 7.55% Debentures Due 2026 (the "Debentures" and, collectively with the Notes, the "Securities") of Lyondell Petrochemical Company (the "Company" or "Lyondell") will mature on February 15, 2026. Interest on the Securities is payable semi-annually on February 15 and August 15, beginning August 15, 1996. The Securities may not be redeemed prior to maturity.

The Securities will be represented by one or more Global Securities registered in the name of the nominee of The Depository Trust Company, which will act as the Depository. Interests in the Securities represented by Global Securities will be shown on, and transfers thereof will be effected only through, records maintained by the Depository and its direct and indirect participants. Except as described herein, Securities in definitive form will not be issued. Settlement will be made in immediately available funds. The Global Securities will trade in the Depository's Same-Day Funds Settlement System until Maturity, and secondary market trading activity in the Global Securities will therefore settle in immediately available funds.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------

                                        PRICE TO      UNDERWRITING PROCEEDS TO
                                        PUBLIC(1)     DISCOUNT     COMPANY(1)(2)
Per Note............................... 99.762%       .650%        99.112%
Total.................................. $149,643,000  $975,000     $148,668,000
Per Debenture ......................... 99.884%       .875%        99.009%
Total.................................. $149,826,000  $1,312,500   $148,513,500

-------------------------------------------------------------------------------
(1) Plus accrued interest, if any, from February 21, 1996 to date of delivery.
(2) Before deducting expenses payable by the Company estimated to be $450,000.

The Securities are offered subject to receipt and acceptance by the Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of Global Securities representing the Securities will be made to The Depository Trust Company on or about February 21, 1996.

SALOMON BROTHERS INC
                  MERRILL LYNCH & CO.
                                BA SECURITIES, INC.
                                                       CHEMICAL SECURITIES INC.

The date of this Prospectus Supplement is February 15, 1996.

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SECURITIES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The Company incorporates herein by reference the following documents filed pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which also have been filed with the Securities and Exchange Commission (the "Commission") (File No. 1-10145):

  (a) The Company's Annual Report on Form 10-K for the year ended December 31, 1994.

  (b) The Company's Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 1995, June 30, 1995 and September 30, 1995.

  (c) The Company's Current Reports on Form 8-K dated May 1, 1995 (as amended by Form 8-K/A dated June 26, 1995, Form 8-K/A dated February 6, 1996 and Form 8-K/A dated February 15, 1996), December 8, 1995 and January 31, 1996.

  (d) The Company's Registration Statement on Form 8-A dated December 8,
      1995.

  All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date hereof and prior to the termination of the offering of the Securities offered hereby (collectively with the documents referenced above, the "'34 Act Reports") shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents.

  THE COMPANY WILL FURNISH WITHOUT CHARGE TO EACH PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM THIS PROSPECTUS SUPPLEMENT IS DELIVERED, UPON WRITTEN OR ORAL REQUEST OF SUCH PERSON, A COPY OF ANY AND ALL OF THE '34 ACT REPORTS INCORPORATED HEREIN BY REFERENCE (NOT INCLUDING EXHIBITS TO SUCH REPORTS, UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO SUCH REPORTS) AND ANY OTHER DOCUMENTS SPECIFICALLY IDENTIFIED HEREIN AS INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT TO WHICH THIS PROSPECTUS SUPPLEMENT RELATES, OR INTO ANOTHER '34 ACT REPORT OF THE COMPANY. REQUESTS SHOULD BE ADDRESSED TO: THE COMPANY, 1221 MCKINNEY STREET, SUITE 1600, HOUSTON, TEXAS, 77002, ATTENTION: ASSISTANT SECRETARY (TELEPHONE: (713) 652-7200).

                         LYONDELL PETROCHEMICAL COMPANY

  Lyondell operates in two business segments: petrochemicals and refining. The petrochemical segment consists of olefins including ethylene, propylene, butadiene, butylenes and specialty products; polyolefins including polypropylene and high and low-density polyethylene; aromatics produced at the Channelview petrochemical complex ("Channelview Complex") including benzene and toluene; methanol; methyl tertiary butyl ether ("MTBE") and refinery blending stocks. On May 1, 1995, the Company acquired from Occidental Chemical Corporation resin production facilities at Victoria and Matagorda, Texas, with a combined annual production capacity of approximately 1.5 billion pounds of high-density polyethylene, associated research and development activities and the rights to the Alathon(R) trademark.

  The refining segment consists of refined petroleum products, including gasoline, heating oil and jet fuel; aromatics produced at the Refinery (defined below), including benzene, toluene, paraxylene and orthoxylene; lubricants, including industrial and motor oils; olefins feedstocks and crude oil resales. On July 1, 1993, the Company and CITGO Petroleum Corporation ("CITGO") announced the commencement of operations of LYONDELL-CITGO Refining Company Ltd. ("LCR"), a new entity owned by subsidiaries of the Company and CITGO. LCR owns and operates the refining business formerly owned by the Company, including the full-conversion refinery ("Refinery"). LCR is undertaking a major upgrade project at the Refinery (the "Upgrade Project") to enable the facility to process substantial additional volumes of very heavy crude oil.

  The Upgrade Project is intended to increase the heavy crude oil processing capability of the Refinery from 130,000 barrels per day of 22 degree API gravity crude oil to 200,000 barrels per day of 17 degree API gravity crude oil. The upgrade is not intended to increase the total throughput of the Refinery, but rather its ability to process heavier, higher margin, crude oils. The project also includes expansion of the Refinery's reformulated gasoline and low sulfur diesel production capability. Major components of the upgrade include new coking, crude distillation and sulfur recovery units. The Upgrade Project is expected to be operational in early 1997. The cost estimate for the Upgrade Project, previously estimated at $980 million, is currently undergoing further study and could be increased. The revised cost estimate will depend upon a number of factors, including the impact of scheduling decisions. Any increase is expected to be less than 10%.

  On July 1, 1993, LCR entered into a long-term crude oil supply contract ("Crude Supply Contract") with LAGOVEN, S.A., an affiliate of CITGO. In addition, under terms of a long-term product sales agreement ("Products Agreement"), CITGO is currently purchasing all of the light refined products produced at the Refinery. Both LAGOVEN and CITGO are subsidiaries of Petroleos de Venezuela, S.A., the national oil company of Venezuela.

  Prior to completion of the Upgrade Project, the Crude Supply Contract requires LCR to purchase and LAGOVEN to supply a minimum of 125,000 barrels per day of heavy Venezuelan crude oil. Upon completion of the Upgrade Project that minimum is increased to 200,000 barrels per day (allowing for scheduled or unscheduled downtime). The contract incorporates a formula price based on the market value of a slate of refined products deemed to be produced from each particular crude oil or feedstock, less: (i) certain deemed refining costs, adjustable for inflation; (ii) certain actual costs, including crude oil transportation costs, import duties and taxes; and (iii) a deemed margin, which varies according to the grade of crude oil or other feedstock delivered. Deemed costs are adjusted periodically based on inflation rates for specific deemed cost components. Adjustments to margins track, but are less than, inflation rates. Because deemed operating costs and the slate of refined products deemed to be produced from a given barrel of crude oil or other feedstocks do not necessarily reflect the actual costs and yields in any period and also because the market value of the refined products used in the pricing formula does not necessarily reflect the actual price received for the refined products, the actual refining margin earned by LCR under the Crude Supply Contract will vary depending on, among other things, the efficiency with which LCR conducts its operations during such period.

  Notwithstanding the limitations discussed above, however, the Crude Supply Contract is designed to reduce the inherent volatility of earnings and cash flow of LCR's refining operations irrespective of market fluctuations of either crude oil or refined products. Specifically, should the market value of refined products "deemed" to be produced from the Venezuelan crude oil increase, the cost of crude oil to LCR will also increase. Alternatively, if the market value of refined products "deemed" to be produced from the Venezuelan crude oil decreases, the cost of crude oil to LCR will also decrease. This results in relatively stable "deemed" margins regardless of the market volatility of either refined products or crude oil. If the actual yields, costs or volumes differ substantially from those contemplated by the Crude Supply Contract, the benefits of this agreement to LCR could be substantially different than anticipated.

                              RECENT DEVELOPMENTS

  The Company reported net income for the full year of 1995 of $389 million, or $4.86 per share, compared to $223 million, or $2.78 per share, in 1994. Fourth quarter 1995 earnings were $27 million, or $.34 per share, versus $103 million, or $1.28 per share, in the fourth quarter of 1994. Olefins margins declined significantly in the fourth quarter of 1995 as supply/demand conditions worsened. Compared to the 1995 third quarter, when Lyondell earned $100 million, or $1.25 per share, 1995 fourth quarter results reflected the decline in petrochemical markets as well as coker downtime at the LCR Refinery and downtime for a scheduled maintenance turnaround and capacity expansion at one of the olefins units at the Channelview Complex. Other factors affecting 1995 fourth quarter results versus the same period in 1994 were lower methanol profitability, offset by increased contributions from polymers and aromatics and better refining performance at LCR, where major turnarounds limited 1994 results.

  Major factors affecting the Company's 1995 performance included:


 . Strong market conditions for petrochemicals and polymers in the first half of the year followed by substantially weaker markets in the fourth quarter.

 . The acquisition of the Alathon(R) high-density polyethylene business, which contributed significantly to 1995 results.

 .  Significantly improved aromatics profitability at LCR.

 . At LCR, the beneficial impact of the Crude Supply Contract with LAGOVEN and improved operating experience with respect to processing heavy Venezuelan crude oil.

  The Board of Directors of Lyondell has approved a 1996 capital budget of $125 million. Petrochemical projects account for $79 million of the total, and $46 million is budgeted for projects at LCR. In addition, Lyondell will provide funding of approximately $100 million for the Upgrade Project.

  Approximately 25% of the 1996 petrochemical budget is for the completion of three previously announced capacity expansions, increases of approximately: 7% in olefins capacity at the Company's Channelview Complex; 33% in polypropylene capacity at its Bayport Polymers facility; and 100% in alkylation capacity at the Channelview Complex. Other major petrochemical projects include process control upgrades at several operating units.

  As in previous years, the majority of the capital spending at LCR other than for the Upgrade Project is for environmental, health and safety-related projects. It is expected that Lyondell will provide about half of the $46 million budgeted for LCR from its own cash flow, with the remainder funded from a restricted cash reserve and from CITGO's reinvested earnings during 1996.

  Capital spending on the Upgrade Project from project inception in 1993 through the end of 1995 has been $602 million, including $458 million in 1995. CITGO contributions and external borrowing have provided the majority of the project funding to date. Present funding is 50% borrowing from a committed bank facility, 25% in required capital contributions from CITGO and 25% in subordinated loans from Lyondell.

                                USE OF PROCEEDS

  The Company intends to use the net proceeds from the sale of the Securities offered hereby for the repayment of (i) approximately $103 million of the Company's short-term indebtedness incurred to acquire the Alathon(R) high-density polyethylene business in May 1995, which indebtedness had an effective interest rate of 6.42% at December 31, 1995 and (ii) the Company's Notes Due June 1996 in the amount of $150 million, originally issued in May 1989, which have an effective interest rate of 9.95%, and intends to use the remainder for general corporate purposes. Prior to such uses, the net proceeds from the sale of the Securities will be placed in temporary investments.

                           CAPITALIZATION (UNAUDITED)

  The following table sets forth the capitalization of the Company and its consolidated subsidiaries as of December 31, 1995, and as adjusted to give effect to the issuance of the Securities offered hereby.

                                          AS
                           ACTUAL      ADJUSTED
                           ------      --------
                           (MILLIONS OF DOLLARS)
Cash, restricted cash and
 equivalents.............. $   10       $  204
                           ======       ======
Current maturities of
 long-term debt (9.95%
 Notes Due 1996)(1)....... $  150       $  150
Notes payable.............    103           --
Long-term debt:
  8.25% Notes Due 1997....    100          100
  10.0% Notes Due 1999....    150          150
  9.125% Notes Due 2002...    100          100
  Medium-Term Notes.......    207          207
  LCR 5-year term credit
   facility...............    250          250
  6.50% Notes Due 2006....     --          150
  7.55% Debentures Due
   2026...................     --          150
Minority interest.........    459          459
Stockholders' equity......    380          380
                           ------       ------
Total capitalization...... $1,899       $2,096
                           ======       ======

--------
(1) Repayment of the current maturities of long-term debt will occur in June
    1996.

                      SELECTED FINANCIAL DATA (UNAUDITED)
                  MILLIONS OF DOLLARS EXCEPT PER SHARE AMOUNTS

                                 FOR THE THREE MONTHS    FOR THE TWELVE MONTHS
INCOME STATEMENT                   ENDED DECEMBER 31       ENDED DECEMBER 31
                                 ----------------------  ----------------------
                                    1995        1994        1995        1994
                                 ----------  ----------  ----------  ----------
Sales and other operating
 revenues......................  $    1,143  $    1,096  $    4,936  $    3,857
Operating costs and expenses:
  Cost of sales................       1,023         886       4,026       3,296
  Selling, general and
   administrative expenses.....          56          35         204         137
                                 ----------  ----------  ----------  ----------
    Operating income...........          64         175         706         424
Interest expense...............         (21)        (18)        (80)        (74)
Interest income................           1           2           6           5
Minority interest in LYONDELL-
 CITGO Refining Co. Ltd........          (2)         --         (14)         (6)
                                 ----------  ----------  ----------  ----------
  Income before income taxes...          42         159         618         349
Provision for income taxes.....          15          56         229         126
                                 ----------  ----------  ----------  ----------
Net income.....................  $       27  $      103  $      389  $      223
                                 ==========  ==========  ==========  ==========
Earnings per share.............  $      .34  $     1.28  $     4.86  $     2.78
                                 ==========  ==========  ==========  ==========
Avg. no. common shares
 outstanding (thousands).......      80,000      80,000      80,000      80,000
                                 ==========  ==========  ==========  ==========
                                 FOR THE THREE MONTHS    FOR THE TWELVE MONTHS
SELECTED FINANCIAL & OPERATING     ENDED DECEMBER 31       ENDED DECEMBER 31
 DATA                            ----------------------  ----------------------
                                    1995        1994        1995        1994
                                 ----------  ----------  ----------  ----------
SALES AND OTHER OPERATING
 REVENUES
Petrochemical segment..........  $      555  $      613  $    2,657  $    1,973
Refinery segment:
  Products.....................         551         473       2,272       1,976
  Crude........................         109          93         370         296
Intersegment eliminations......         (72)        (83)       (363)       (388)
                                 ----------  ----------  ----------  ----------
  Total........................  $    1,143  $    1,096  $    4,936  $    3,857
                                 ==========  ==========  ==========  ==========
OPERATING INCOME
Petrochemical segment..........  $       52  $      186  $      641  $      413
Refinery segment...............          24          (1)        124          54
Unallocated....................         (12)        (10)        (59)        (43)
                                 ----------  ----------  ----------  ----------
  Total........................  $       64  $      175  $      706  $      424
                                 ==========  ==========  ==========  ==========
SALES VOLUMES (EXCLUDES
 INTERSEGMENT SALES)
Selected petrochemical products
 (millions)
  Ethylene, propylene and
   polymers (lbs)..............       1,719       1,584       6,832       6,090
  Other olefins (lbs)..........         207         291       1,030       1,048
  Methanol (gallons)...........          54          41         199         169
  Aromatics (gallons)..........          34          38         152         160
Refinery products (thousand
 barrels per day)
  Gasoline.....................         113         109         109         109
  Heating oil (no. 2
   distillate).................          55          37          52          44
  Jet fuel.....................          27          18          29          24
  Aromatics....................           8           8           8           8
  Other refinery products......          55          44          56          46
                                 ----------  ----------  ----------  ----------
    Total refinery products
     volumes...................         258         216         254         231
                                 ==========  ==========  ==========  ==========
REFINERY RUNS (THOUSAND BARRELS
 PER DAY)
  Blended crude oil............         236         160         238         209
  Unfinished stock.............          50          78          48          64
                                 ----------  ----------  ----------  ----------
    Total......................         286         238         286         273
                                 ==========  ==========  ==========  ==========

                      SELECTED FINANCIAL DATA (UNAUDITED)
                              MILLIONS OF DOLLARS

                                                                    DECEMBER 31,
                                                                        1995
                                                                    ------------
CONDENSED BALANCE SHEET
Cash, restricted cash and cash equivalents.........................    $   10
Accounts receivable, inventories and other current assets..........       668
Fixed assets (net), and other non-current assets...................     1,928
                                                                       ------
  Total assets.....................................................    $2,606
                                                                       ======
Current liabilities................................................    $  750
Long-term debt.....................................................       807
Other liabilities and deferred credits.............................       210
Minority interest..................................................       459
Stockholders' equity...............................................       380
                                                                       ------
  Total liabilities and stockholders' equity.......................    $2,606
                                                                       ======

                                                      CASH AND CASH EQUIVALENTS
                                                     FOR THE TWELVE MONTHS ENDED
                                                          DECEMBER 31, 1995
                                                     ---------------------------
CASH FLOW
Net income..........................................            $ 389
Non-cash transactions:
  Depreciation and amortization.....................               86
  Deferred taxes....................................                3
Change in working capital/other.....................               (7)
                                                                -----
  Cash flow from operations.........................              471
Minority owner contributions........................              176
Additions to fixed assets:
  Refinery upgrade project..........................             (458)
  Refinery segment--other...........................              (47)
  Petrochemical segment--ALATHON acquisition........             (356)
  Petrochemical segment--other......................             (121)
Net proceeds from short-term debt...................               83
Net proceeds from long-term debt....................              240
Dividends paid......................................              (72)
                                                                -----
Incr./(Decr.) in cash and cash equivalents..........              (84)
Cash and cash equivalents at beginning of period....               94
                                                                -----
Cash and cash equivalents at end of period..........            $  10
                                                                =====

                         DESCRIPTION OF THE SECURITIES

  The Notes and the Debentures will each constitute a series of Debt Securities described in the accompanying Prospectus. The Notes will be limited to $150,000,000 aggregate principal amount and will mature on February 15, 2006. The Debentures will be limited to $150,000,000 aggregate principal amount and will mature on February 15, 2026. Reference should be made to the accompanying Prospectus for a detailed summary of additional provisions of the Securities and of the 1996 Indenture under which the Securities are issued (such 1996 Indenture as supplemented and amended from time to time in accordance with the terms thereof being hereinafter referred to as the "1996 Indenture.") Capitalized terms not otherwise defined herein have the meanings specified in the 1996 Indenture.

INTEREST

  Except as otherwise provided in the 1996 Indenture, interest on the Securities as set forth on the cover page of this Prospectus Supplement will accrue from February 21, 1996 and is to be payable semi-annually on February 15 and August 15, beginning August 15, 1996, to the persons in whose names the Securities are registered at the close of business on the next preceding February 1 and August 1.

REDEMPTION

  The Securities may not be redeemed prior to maturity.

TRUSTEE

  The Trustee for the Securities is Texas Commerce Bank National Association under the 1996 Indenture dated as of January 29, 1996, between Lyondell and Texas Commerce Bank National Association.

BOOK-ENTRY SYSTEM

  The Securities initially will be represented by one or more global securities (the "Global Securities") deposited with The Depository Trust Company ("DTC") and registered in the name of the nominee of DTC. Except as set forth below, the Securities will be available for purchase in denominations of $1,000 and integral multiples thereof in book-entry form only. The term "Depository" refers to DTC or any successor depository.

  DTC has advised the Company and the Underwriters as follows: DTC is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of persons who have accounts with DTC ("participants") and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations, some of which (and/or their representatives) own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

  Upon the issuance by the Company of Securities represented by the Global Securities, the Depository or its nominee will credit, on its book-entry registration and transfer system, the respective principal amounts of the Securities represented by such Global Securities to the accounts of participants. The accounts to be credited shall be designated by the Underwriters. Ownership of beneficial interests in Securities represented by the Global Securities will be limited to participants or persons that hold interests through participants. Ownership of such beneficial interests in Securities will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depository (with respect to interests of participants in the Depository), or by participants in the Depository or persons that may hold interests through such participants (with respect to persons other than participants in the Depository). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in Securities represented by Global Securities.

  So long as the Depository for a Global Security, or its nominee, is the registered owner of such Global Security, the Depository or its nominee, as the case may be, will be considered the sole owner or holder of the Securities represented by such Global Security for all purposes under the 1996 Indenture. Except as provided below, owners of beneficial interests in Securities represented by Global Securities will not be entitled to have the Securities represented by such Global Securities registered in their names, will not receive or be entitled to receive physical delivery of Securities in definitive form and will not be considered the owners or holders thereof under the 1996 Indenture. Unless and until the Global Securities are exchanged in whole or in part for individual certificates evidencing the Securities represented thereby, such Global Securities may not be transferred except as a whole by the Depository for such Global Securities to a nominee of such Depository or by a nominee of such Depository to such Depository or another nominee of such Depository or by the Depository or any nominee of such Depository to a successor Depository or any nominee of such successor Depository.

  Payments of principal of and interest on the Securities represented by Global Securities registered in the name of the Depository or its nominee will be made by the Company through the Trustee (or any paying agent appointed by the Company) to the Depository or its nominee, as the case may be, as the registered owner of the Securities represented by such Global Securities.

  The Company has been advised that the Depository or its nominee, upon receipt of any payment of principal or interest in respect of the Securities represented by Global Securities, will credit immediately the accounts of the related participants with payment in amounts proportionate to their respective beneficial interest in the Securities represented by the Global Securities as shown on the records of the Depository. The Company expects that payments by participants to owners of beneficial interests in the Securities represented by the Global Securities will be governed by standing customer instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name." Such payments will be the responsibility of such participants.

  If the Depository is at any time unwilling or unable to continue as Depository and a successor Depository is not appointed by the Company within 90 days, the Company will issue individual Securities in definitive form in exchange for the Global Securities. In addition, the Company may at any time and in its sole discretion determine not to have Global Securities, and, in such event, will issue individual Securities in definitive form in exchange for the Global Securities. In either instance, the Company will issue Securities in definitive form, equal in aggregate principal amount to the Global Securities, in such names and in such principal amounts as the Depository shall request. Securities so issued in definitive form will be issued in denominations of $1,000 and integral multiples thereof and will be issued in registered form only, without coupons.

  Neither the Company, the Trustee, any paying agent nor the registrar for the Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Securities represented by such Global Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

                                  UNDERWRITING

  Subject to the terms and conditions set forth in the underwriting agreement between the Company and Salomon Brothers Inc, as Representative of the Underwriters, (the "Underwriting Agreement"), the Company has agreed to sell to each of the Underwriters named below, and each of the Underwriters has severally agreed to purchase, the principal amount of Securities set forth opposite its name below:

                                                    PRINCIPAL
                                                    AMOUNT OF       PRINCIPAL AMOUNT
                     UNDERWRITER                      NOTES          OF DEBENTURES
                     -----------                   ------------     ----------------
   Salomon Brothers Inc .........................  $ 67,500,000      $ 67,500,000
   Merrill Lynch, Pierce, Fenner & Smith
        Incorporated  ...........................    67,500,000        67,500,000
   BA Securities, Inc. ..........................     7,500,000         7,500,000
   Chemical Securities Inc. .....................     7,500,000         7,500,000
                                                   ------------      ------------
     Total.......................................  $150,000,000      $150,000,000
                                                   ============      ============

  In the Underwriting Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all the Securities offered hereby if any Securities are purchased. In the event of default by any Underwriter, the Underwriting Agreement provides that, in certain circumstances, the Underwriting Agreement may be terminated.

  The Company has been advised by the Underwriters that they propose initially to offer the Securities to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price less a concession of not more than .4% of the principal amount of the Notes and not more than .5% of the principal amount of the Debentures. The Underwriters may allow, and such dealers may reallow, a concession of not more than .25% of the principal amount of the Securities to certain other dealers. After the initial public offering, the public offering price and such concession may be changed from time to time.

  The Company has been advised by the Underwriters that they intend to make a market in the Securities, but that they are not obligated to do so and may discontinue making a market at any time without notice. The Company currently has no intention to list the Securities on any securities exchange, and there can be no assurance given as to the liquidity of the trading market for the Securities.

  The Underwriting Agreement provides that the Company will indemnify the several Underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments which the Underwriters may be required to make in respect thereof.

  The Underwriters may be customers of, engage in transactions with, or perform services for the Company in the ordinary course of business. Chemical Securities Inc. is an affiliate of Texas Commerce Bank National Association which is a lender to the Company and is the Trustee. See "Description of the Securities--Trustee."

                                 LEGAL MATTERS

  The validity of the Securities will be passed upon for the Company by Jeffrey
R. Pendergraft, Esq., General Counsel of Lyondell, and for the Underwriters by Cravath, Swaine & Moore, New York, New York. Mr. Pendergraft beneficially owns 60,538 shares of the Company's common stock.

PROSPECTUS

                [LOGO OF LYONDELL PETROCHEMICAL APPEARS HERE]

                               DEBT SECURITIES

                               ---------------

  Lyondell Petrochemical Company ("Lyondell" or the "Company") may offer and issue from time to time debt securities (the "Debt Securities") with an aggregate initial offering price of $300,000,000 (or the equivalent thereof in one or more foreign currencies or composite currencies). The Debt Securities may be sold for U.S. dollars or one or more foreign or composite currencies, and the principal of and any interest on the Debt Securities may likewise be payable in U.S. dollars or one or more foreign or composite currencies.

  The Debt Securities will be offered to the public on terms determined by market conditions at the time of sale. The Debt Securities may be issued in one or more series with the same or various maturities at par or a premium or with an original issue discount. The specific designation, aggregate principal amount, currency, purchase price, maturity, rate or method of calculation of interest and time of payment thereof, whether such Debt Securities are to be issued in book-entry form, redemption, pre-payment or sinking fund provisions, any other specific terms, and any listing on a securities exchange of Debt Securities in respect of which this Prospectus is being delivered (the "Offered Debt Securities") will be set forth in an accompanying prospectus supplement (the "Prospectus Supplement") together with the terms of offering of the Offered Debt Securities.

                               ----------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                            IS A CRIMINAL OFFENSE.

                               ----------------

  The Debt Securities may be sold directly by the Company, through agents designated from time to time, through underwriting syndicates represented by managing underwriters, by underwriters without a syndicate, or by dealers. See "Plan of Distribution". If any agents of the Company or any underwriters are involved in the sale of the Offered Debt Securities, the names of such agents or underwriters and any applicable commissions or discounts will be set forth in the Prospectus Supplement. The net proceeds to the Company from such sale also will be set forth in the Prospectus Supplement.

                               ----------------

                The date of this Prospectus is February 7, 1996.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission may be inspected and copied at the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the following Regional Offices of the Commission: Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and New York Regional Office, Seven World Trade Center, New York, New York 10048. Copies of such material may also be obtained from the Public Reference Section of the Commission at its principal office at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, at prescribed rates. Certain Securities of the Company are listed on the New York Stock Exchange. The Company's registration statements, reports, proxy statements and other information may also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

  This Prospectus, which constitutes a part of a registration statement on Form S-3 (the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), omits certain of the information set forth in the Registration Statement. Reference is hereby made to the Registration Statement and to the exhibits thereto for further information with respect to the Company and the securities offered hereby. Statements contained herein concerning the provisions of such documents are necessarily summaries of such documents, and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission.

  The Company is incorporated in Delaware, and its principal executive offices are located at 1221 McKinney Street, Suite 1600, Houston, Texas 77002 (telephone: (713) 652-7200).

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The Company incorporates herein by this reference the following documents filed pursuant to the Exchange Act (File No. 1-10145), which also have been filed with the Commission:

    (a) The Company's Annual Report on Form 10-K for the year ended December 31, 1994.

    (b) The Company's Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 1995, June 30, 1995 and September 30, 1995.

    (c) The Company's Current Reports on Form 8-K dated May 1, 1995, (as amended by Form 8-K/A dated June 26, 1995), December 8, 1995 and January 31, 1996.

    (d) The Company's Registration Statement on Form 8-A dated December 8,
  1995.

  All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference in this Prospectus and to be part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of the Registration Statement and this Prospectus to the extent that a statement contained herein or in any other subsequently filed incorporated document or in any accompanying prospectus supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  Copies of all documents incorporated herein by reference other than exhibits to such documents (unless such exhibits are specifically incorporated by reference) will be provided without charge to each person who receives a copy of this Prospectus upon request to the Company, 1221 McKinney Street, Suite 1600, Houston, Texas 77002, Attention: Assistant Secretary (telephone: (713) 652-7200).

                         LYONDELL PETROCHEMICAL COMPANY

COMPANY OVERVIEW

  Lyondell is a leading manufacturer and marketer of petrochemicals and, through its interest in LYONDELL-CITGO Refining Company Ltd. ("LCR"), of refined petroleum products. The Company's corporate headquarters and manufacturing facilities are located in the Houston, Texas area.

  The Company produces a wide variety of petrochemicals, including olefins (primarily ethylene, propylene and butadiene), polyolefins (high-density polyethylene, low density polyethylene and polypropylene), methanol, MTBE (methyl tertiary butyl ether) and aromatics. Lyondell's petrochemical products are used in the manufacture of other chemicals and products which in turn are used in the production of a wide variety of consumer and industrial products.

  The Company's refining business is conducted through its approximate 90 percent interest in LCR, which operates the eighth largest refinery in the United States (the "Refinery"). LCR sells substantially all of the gasoline, jet fuel and heating oil it produces to CITGO Petroleum Corporation ("CITGO"), which currently has an approximate 10 percent interest in LCR. In turn, LCR has a long-term crude oil supply contract with Lagoven, an affiliate of PDVSA, the National Oil Company of Venezuela. Both CITGO and Lagoven are subsidiaries of PDVSA. LCR is currently undertaking an upgrade project at the Refinery. The cost estimate for the upgrade project, previously estimated at $980 million, is currently undergoing further study and could be increased. The revised cost estimate will depend on a number of factors, including the impact of scheduling decisions. Any increase is expected to be less than 10%. If total spending on the upgrade project exceeds $1 billion, Lyondell expects to fund one-half of these additional costs. LCR also produces fuel oil and aromatics, as well as lubricants for the transportation, oil drilling and food processing industries.

  Lyondell was originally created by Atlantic Richfield Corporation ("ARCO") as a separate division (the "Lyondell Division") in 1985 through the combination of certain of the operations of its petrochemical complex in Channelview, Texas and the Refinery. Effective July 1, 1988, ARCO transferred substantially all the assets and liabilities relating to the integrated petrochemical and petroleum processing business of the Lyondell Division to a wholly-owned subsidiary incorporated under the laws of the state of Delaware. In February 1990, the Company acquired a polypropylene plant and a low density polyethylene plant located in Pasadena, Texas. On July 1, 1993, the Company and CITGO announced the commencement of operations of LCR, a new entity formed and owned by the Company and CITGO in order to own, operate and upgrade the Company's refining business. In May 1995, the Company acquired Occidental Chemical Corporation's Alathon(R) high-density polyethylene ("HDPE") business. Assets involved in this acquisition included resin production facilities in Matagorda and Victoria, Texas, related research and development activities and the rights to the Alathon(R) trademark.

  In exchange for the initial transfer of petrochemical and refining assets and liabilities in 1988, Lyondell issued ARCO additional shares of its Common Stock, bringing ARCO's stock ownership to 80,000,000 shares, which represented all of the then outstanding Common Stock. In January 1989, ARCO completed an initial public offering of shares of Lyondell's Common Stock, and ARCO currently owns 39,921,400 shares, or 49.9 percent of the outstanding shares. In August 1994, ARCO completed an offering of three-year debt securities ("Exchangeable Notes") exchangeable pursuant to the terms of the Exchangeable Notes upon maturity, at ARCO's option, into Lyondell Common Stock or cash with an equal value. If ARCO elects to deliver shares of Lyondell Common Stock at the maturity of the Exchangeable Notes, ARCO's equity interest in Lyondell will be substantially reduced or eliminated, depending on the price of Lyondell Common Stock at such time.

                                USE OF PROCEEDS

  Proceeds to be received from the sale of the Debt Securities offered hereby will be used, together with internally generated funds, for general corporate purposes, including capital expenditures and retirement of maturing debt. Any specific allocation of the proceeds to a particular purpose that has been made as of the date of any Prospectus Supplement will be described therein. If additional funds are required, they may be provided out of the Company's cash resources or from the proceeds of the sale of other securities or other borrowings. Pending ultimate application, the proceeds from the sale of the Debt Securities will be used to reduce short-term debt or will be invested in marketable securities.

                       RATIO OF EARNINGS TO FIXED CHARGES

  The following table sets forth the ratio of earnings to fixed charges for the Company for the five years ended December 31, 1995:

                             YEAR ENDED DECEMBER 31
                          -----------------------------

                          1995  1994  1993  1992   1991
                          6.8   4.8   1.2   1.4    5.0

  For the purposes of calculating the ratio of earnings to fixed charges, "earnings" consist of income before income taxes and cumulative effect of accounting changes plus fixed charges (excluding capitalized interest). "Fixed charges" include interest expense, capitalized interest, amortization of debt issuance costs and a portion of operating lease rent expense deemed to be representative of interest.

                         DESCRIPTION OF DEBT SECURITIES

  The Debt Securities will be unsecured obligations issued under an indenture dated as of January 29, 1996 (the "1996 Indenture") between Lyondell and Texas Commerce Bank National Association, as Trustee. A copy of the 1996 Indenture is an exhibit to the Registration Statement of which this Prospectus forms a part. The following statements are subject to the detailed provisions of the 1996 Indenture. Wherever particular provisions of the 1996 Indenture or terms defined therein are referred to herein or in the Prospectus Supplement, such provisions or terms are incorporated by reference as a part of the statements made, and the statements are qualified in their entirety by such reference. References in italics are to the 1996 Indenture. Capitalized terms not otherwise defined herein shall have the meanings given to them in the 1996 Indenture.

GENERAL

  The Debt Securities will rank on a parity with all other unsecured and unsubordinated debt of the Company. The 1996 Indenture does not limit the amount of debt, either secured or unsecured, which may be issued by the Company under the 1996 Indenture or otherwise.

  Debt Securities may be issued from time to time from which the Company may receive up to an aggregate of $300,000,000 of proceeds and which will be offered to the public on terms determined by market conditions at the time of sale. The Debt Securities may be issued in one or more series with the same or various maturities, at par or with an original issue discount.

  Reference is made to the Prospectus Supplement for the following terms of the Debt Securities offered thereby: (i) the designation of and any limit upon the aggregate principal amount of the Debt Securities; (ii) the percentage of principal amount at which such Debt Securities will be issued; (iii) the date on which the Debt Securities will mature; (iv) the currency of denomination of such Debt Securities, which may be in Dollars or in any foreign currency or composite currency; (v) the designation of the currency or currencies in which payment of the principal of, and premium, if any, and interest on such Debt Securities will be made, and whether in the event the currency of denomination is other than Dollars, payment of the principal of, and premium, if any, or the interest on such Debt Securities, at the election of a Holder thereof, may instead be payable in the currency of denomination; (vi) the rate or rates (which may be fixed or floating) per annum, if any, at which the Debt Securities will bear interest;
(vii) the times at which any such interest will be payable; (viii) any index used to determine the amounts of payments of principal of, and premium, if any, and interest on such Debt Securities; (ix) any redemption terms; (x) whether such Debt Securities are to be issued in book-entry form and, if so, the identity of the depositary; and (xi) any other specific terms associated with such Debt Securities.

DENOMINATION AND EXCHANGE

  The Debt Securities shall be issued in fully registered form unless the Prospectus Supplement for a particular issue provides otherwise. Any series of Debt Securities may be issued in whole or in part in a book-entry form. The Prospectus Supplement relating to a series of Debt Securities which may be issued in book-entry form will specify the terms and procedures relating thereto. Unless otherwise set forth in the applicable Prospectus Supplement, Debt Securities in registered form will be issued in denominations of $1,000 and integral multiples thereof. Principal, premium, if any, and interest, is to be payable to registered Holders of Debt Securities at the principal office of the Trustee in New York, New York, or at any paying agency maintained at the time by the Company for such purpose. At the option of the Company, payment of interest to registered Holders of Debt Securities may be made by check mailed to the address of the person entitled thereto as it appears on the register for Debt Securities. Debt Securities may be presented for registration of transfer or exchange at such office of the Trustee or at such other location or locations as may be established pursuant to the 1996 Indenture without any service charge but subject to the limitations provided in the Indenture.

GLOBAL SECURITIES

  Debt Securities of a series may be issued in whole or in part in the form of one or more global Debt Securities that will be deposited with, or on behalf of, a depositary identified in the Prospectus Supplement relating to such series. Global Debt Securities may be issued in either registered or bearer form and in either temporary or permanent form. (Sections 2.02, 2.03 and 2.08) The specific terms of the depositary arrangement with respect to a series of Debt Securities and certain limitations and restrictions relating to Debt Securities in bearer form will be described in the Prospectus Supplement relating to such series.

LIMITATION ON LIENS

  The Company agrees that neither it nor any Restricted Subsidiary will issue, assume or guarantee any notes, bonds, debentures or other similar evidences of indebtedness for money borrowed ("Debt") secured by a mortgage, lien, pledge or other encumbrance ("Mortgages") upon any Restricted Property without effectively providing that the Debt Securities (together with, if the Company so determines, any other indebtedness or obligation then existing or thereafter created ranking equally with the Debt Securities) shall be secured equally and ratably with (or prior to) such Debt so long as such Debt shall be so secured, except that this restriction will not apply to: (a) Mortgages affecting property of a corporation existing at the time it becomes a Subsidiary or at the time it is merged into or consolidated with the Company or a Subsidiary;
(b) Mortgages on property existing at the time of acquisition thereof or incurred to secure payment of all or part of the purchase price thereof or to secure Debt incurred prior to, at the time of, or within 24 months after the acquisition for the purpose of financing all or part of the purchase price; (c) Mortgages on the property of the Company or a Subsidiary existing on the date of the 1996 Indenture; (d) Mortgages on property to secure all or part of the cost of construction or improvements thereon or to secure Debt incurred to provide funds for any such purpose; (e) Mortgages which secure only indebtedness owing by a Subsidiary to the Company or to a Subsidiary; (f) certain Mortgages to government entities; and (g) any extension, renewal or replacement of any Mortgage referred to in the foregoing clauses (a) through
(f). Notwithstanding the foregoing, the

Company and any one or more Restricted Subsidiaries may, without securing the Debt Securities, issue, assume or guarantee Debt which would otherwise be subject to the foregoing restrictions in an aggregate principal amount which, together with all other such Debt of the Company and its Restricted Subsidiaries and the aggregate Value of Sale and Lease-Back Transactions (other than those in connection with which the Company has voluntarily retired Funded
Debt) does not at any one time exceed the greater of $100 million or 10% of Consolidated Net Tangible Assets of the Company and its consolidated Subsidiaries. The following types of transactions shall not be deemed to create Debt secured by Mortgage: mortgages required by any contract or statute in order to permit the Company or a Subsidiary to perform any contract or subcontract made by it with or at the request of the United States, any State or any department, agency or instrumentality of either. (Sections 5.03 and 5.04)

  The term Restricted Property means any of the Company's or a Subsidiary's plants for the production of petrochemicals (other than such determined by the Board of Directors not to be a principal plant) and any shares of capital stock or indebtedness of a Restricted Subsidiary owned by the Company or a Subsidiary. The term Restricted Subsidiary means any Subsidiary which owns Restricted Property. The term Subsidiary will be defined to mean any corporation at least a majority of the outstanding securities of which having ordinary voting power to elect a majority of the board of directors of such corporation (whether or not any other class of securities has or might have voting power by reason of the happening of a contingency) is at the time owned or controlled directly or indirectly by the Company or one or more Subsidiaries or by the Company and one or more Subsidiaries. LCR is specifically excluded from the definition of Subsidiary. The term Consolidated Net Tangible Assets means the total amount of assets (less applicable reserves and other properly deductible items) after deducting therefrom (i) all current liabilities (excluding any thereof which are by their terms extendible or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed), and (ii) all goodwill, trade names, trademarks, purchased technology, patents, unamortized debt discount and other like intangible assets, all as set forth on the most recent balance sheet of the Company and its consolidated Subsidiaries and computed in accordance with generally accepted accounting principles. (Article One)

LIMITATION ON SALE AND LEASE-BACK TRANSACTIONS

  The Company agrees that neither it nor any Restricted Subsidiary will enter into any Sale and Lease-Back Transaction with respect to any Restricted Property with any person (other than the Company or a Subsidiary) unless either
(a) the Company or such Restricted Subsidiary would be entitled, pursuant to the above provisions, to incur Debt in a principal amount equal to or exceeding the Value of such Sale and Lease-Back Transaction secured by a Mortgage on the property to be leased, without equally and ratably securing the Debt Securities, or (b) the Company during or immediately after the expiration of four months after the effective date of such transaction applies to the voluntary retirement of its Funded Debt an amount equal to the net proceeds of the sale of the property leased in such transaction (subject to credits for certain voluntary retirements of Funded Debt, including the Debt Securities). (Section 5.04)

CONSOLIDATION, MERGER AND SALE

  The 1996 Indenture provides that the Company may merge or consolidate with or into any other corporation or sell or convey all or substantially all of its property to any corporation, if (i) (a) in the case of a merger or consolidation, the Company is the surviving corporation or (b) in the case of a merger or consolidation where the Company is not the surviving corporation and in the case of such a sale or conveyance, the successor or acquiring corporation expressly assumes by supplemental indenture all the obligations of the Company under the Debt Securities under the 1996 Indenture and (ii) no default in the performance of any covenant or condition of the 1996 Indenture shall arise as a result of such merger or consolidation, or such sale or conveyance. In the event a successor corporation assumes the obligations of the Company, such successor corporation shall succeed to and be substituted for the Company under the 1996 Indenture and under the Debt Securities and any coupons appertaining thereto and all obligations of the company shall terminate. (Sections 12.01 and 12.03)

MODIFICATION OF THE INDENTURE

  The 1996 Indenture contains provisions permitting the Company and the Trustee, with the consent of the Holders of not less than 50% in aggregate principal amount of the Debt Securities of each series affected by the modification or amendment at the time outstanding, to modify the 1996 Indenture or any supplemental indenture or the rights of the Holders of the Debt Securities; provided that no such modification shall (a) extend the fixed maturity of any Debt Security, or reduce the rate or extend the time of payment of interest thereon, or reduce the principal amount thereof, or change the method of computing the amount of principal thereof at any date, or change the currency in which the Debt Security is payable, without the consent of the Holder of each Debt Security so affected, or (b) reduce the aforesaid percentage of Debt Securities, the consent of the Holders of which is required for any such modification, without the consent of the Holders of each Debt Security so affected. (Section 11.02)

EVENTS OF DEFAULT

  The 1996 Indenture defines an Event of Default with respect to a particular series of Debt Securities as being any one of the following events and such other event as may be established for the Debt Securities of such series: (a) default for 30 days in any payment of interest on such series; (b) default in any payment of principal, or premium, if any, on such series when due; (c) default for 30 days in the payment of any sinking fund installment when due;
(d) default for 90 days after appropriate notice in performance of any other covenant in the 1996 Indenture applicable to that series; or (e) certain events in bankruptcy, insolvency or reorganization. No Event of Default with respect to a particular series of Debt Securities issued under the 1996 Indenture necessarily constitutes an Event of Default with respect to any other series of Debt Securities issued thereunder. In case an Event of Default shall occur and be continuing with respect to a particular series of Debt Securities, the Trustee or the Holders of not less than 25% in aggregate principal amount of the Debt Securities then outstanding of the series (or, in the case of defaults under (d) or (e), of the Debt Securities of all series) may declare the principal or, in the case of discounted Debt Securities, the amount specified in the terms thereof, of such series (or of all outstanding Debt Securities, as the case may be) to be due and payable. Any Event of Default with respect to a particular series of Debt Securities may be waived by the Holders of a majority of the aggregate principal amount of the outstanding Debt Securities of such series (or of the outstanding Debt Securities of all series, in the case of defaults under (d) or (e)), except in each case a failure to pay principal, or premium, if any, or interest on such Debt Security. (Section 7.01)

  The 1996 Indenture requires the Company to file annually with the Trustee an Officers' Certificate as to the absence of certain defaults under the terms of the 1996 Indenture. (Section 5.08) The 1996 Indenture provides that the Trustee may withhold notice to the Holders of the Debt Securities of any default (except in payment of principal, or premium, if any, or interest) if it considers it in the interest of the Holders of the Debt Securities to do so. (Section 7.08)

  Subject to the provisions of the 1996 Indenture relating to the duties of the Trustee in case an Event of Default shall occur and be continuing, the 1996 Indenture provides that the Trustee shall be under no obligation to exercise any of its rights or powers under the 1996 Indenture at the request, order or direction of the Holders of the Debt Securities unless such Holders shall have offered to the Trustee reasonable indemnity. (Section 8.02) Subject to such provisions for indemnification and certain other rights of the Trustee, the 1996 Indenture provides that the Holders of a majority in principal amount of the outstanding Debt Securities of all series affected shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. (Section 7.07)

  Other than the restrictions on liens and Sale and Lease-Back Transactions described above, the 1996 Indenture and the Debt Securities do not contain any covenants or other provisions designed to afford holders of the Debt Securities protection in the event of a highly leveraged transaction involving the Company or any Subsidiary. (Section 7.01)

DEFEASANCE

  The 1996 Indenture provides that the Company, at the Company's option: (a) will be Discharged from any and all obligations in respect of the securities of a series (except for certain obligations to register the transfer or exchange of Securities, replace stolen, lost or mutilated Securities, maintain paying agencies and hold moneys for payment in trust) or (b) need not comply with certain restrictive covenants of the 1996 Indenture, in each case if the Company deposits, in trust with the Trustee, money or U.S. Government Obligations which through the payment of interest thereon and principal thereof in accordance with their terms will provide (without any reinvestment thereof) money, in an amount sufficient to pay all the principal (including any mandatory sinking fund payments) of, and interest and premium, if any, on, the Securities of such series not later than one day before the dates such payments are due in accordance with the terms of such Securities. To exercise any such option, the Company is required to deliver to the Trustee an opinion of counsel to the effect that if listed on any national securities exchange, such Securities would not be delisted from such exchange as a result of the exercise of such option. (Section 14.02)

CONCERNING THE TRUSTEE

  The Trustee under the 1996 Indenture also acts as trustee under other indentures of the Company and extends credit to the Company and its Subsidiaries in the ordinary course of business.

                              PLAN OF DISTRIBUTION

  The Company may sell the Debt Securities; (i) through underwriters or dealers, (ii) directly to a limited number of institutional purchasers or to a single purchaser, or (iii) through agents. The Prospectus Supplement with respect to the Offered Debt Securities sets forth the terms of the offering of the Offered Debt Securities, including the name or names of any underwriters, the purchase price of the Offered Debt Securities and the proceeds to the Company from such sale, any underwriting discounts and other items constituting underwriters' compensation, any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which the Offered Debt Securities may be listed.

  If underwriters or dealers are used in the sale, the Debt Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Unless otherwise set forth in the Prospectus Supplement, the obligations of the underwriters to purchase the Offered Debt Securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all the Offered Debt Securities if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

  Offered Debt Securities may be sold directly by the Company or through agents designated by the Company from time to time. Any agent involved in the offer or sale of the Offered Debt Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company to such agent will be set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

  If so indicated in the Prospectus supplement, the Company will authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase Offered Debt Securities from the Company at the public offering price set forth in the Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject only to those conditions set forth in the Prospectus Supplement, and the Prospectus Supplement will set forth the commission payable for solicitation of such contracts.

  Underwriters and agents may be entitled under agreements entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents and underwriters may be customers of, engage in transactions with, or perform services for the Company in the ordinary course of business. Each series of Debt Securities will be a new issue of securities with no established trading market. Any underwriters to whom Debt Securities are sold by the Company for public offering and sale may make a market in such Debt Securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any Debt Securities.

                             CERTAIN LEGAL MATTERS

  Certain legal matters in connection with the Offered Debt Securities will be passed upon for the Company by Jeffrey R. Pendergraft, Esq., General Counsel of Lyondell, and for any underwriters, selling agents and certain other purchasers by Cravath, Swaine & Moore, Worldwide Plaza, 825 Eighth Avenue, New York, New York 10019. Mr. Pendergraft beneficially owns 60,538 shares of Common Stock.

                                    EXPERTS

  The consolidated financial statements of the Company appearing in the Company's Annual Report on Form 10-K for the year ended December 31, 1994, have been audited by Coopers & Lybrand L.L.P., independent accountants, as set forth in their report which includes an explanatory paragraph pertaining to a change in the method of accounting for certain turnaround costs during 1993 included therein, and are incorporated by reference in reliance upon such report and upon the authority of that firm as experts in accounting and auditing.

NO DEALER, SALESPERSON, OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY UNDERWRITER. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATES AS OF WHICH INFORMATION IS GIVEN IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                                ---------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
                           PROSPECTUS SUPPLEMENT
Incorporation of Certain Documents by Reference............................  S-2
Lyondell Petrochemical Company.............................................  S-3
Recent Developments........................................................  S-4
Use of Proceeds............................................................  S-5
Capitalization.............................................................  S-5
Selected Financial Data....................................................  S-6
Description of the Securities..............................................  S-8
Underwriting............................................................... S-10
Legal Matters.............................................................. S-10
                                PROSPECTUS
Available Information......................................................    2
Incorporation of Certain Documents by Reference............................    2
Lyondell Petrochemical Company.............................................    3
Use of Proceeds............................................................    4
Ratio of Earnings to Fixed Charges.........................................    4
Description of Debt Securities.............................................    4
Plan of Distribution.......................................................    8
Certain Legal Matters......................................................    9
Experts....................................................................    9


$300,000,000


[LOGO OF LYONDELL PETROCHEMICAL COMPANY APPEARS HERE]

$150,000,000
6.50% NOTES DUE 2006

$150,000,000
7.55% DEBENTURES DUE 2026


SALOMON BROTHERS INC

MERRILL LYNCH & CO.

BA SECURITIES, INC.

CHEMICAL SECURITIES INC.


PROSPECTUS SUPPLEMENT

DATED FEBRUARY 15, 1996